

May 3, 2013

Via E-mail
Jason Ryu
Chief Executive Officer
Zevotek, Inc.
19 Sylvan Avenue
Second Floor
Englewood Cliffs, New Jersey 07632

      Re: **Zevotek, Inc.**
               Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012
               Filed November 16, 2012
               Form 12b-25 for the Period Ended December 31, 2012
               Filed February 14, 2013
               File No. 333-137210

Dear Mr. Ryu:

We issued comments on the above captioned filings on March 14, 2013**.** On April 18, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or me at 202-551-3344 if you have any questions.

                              Sincerely,

                              /s/ William H. Thompson

                              William H. Thompson
                              Accounting Branch Chief